UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42462

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Mint Incorporation Limited

(Translation of registrant’s name into English)

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17/F, Wing Kwok Centre, No.182 Woosung Street
Jordan, Kowloon, Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with a class meeting of holders of Class A ordinary shares of no par value and an extraordinary general meeting of shareholders of Mint Incorporation Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of class meeting, Notice of extraordinary general meeting, Proxy Statement, Form of Proxy Card for class meeting and Form of Proxy Card for extraordinary general meeting.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Class A Meeting, Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card for Class A Meeting
99.3	Form of Proxy Card for EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2026	Mint Incorporation Limited
	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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